Filed by Finward Bancorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Finward Bancorp

SEC File No.: 001-40999

Date: July 21, 2026

From:	Benjamin Bochnowski
To:	All Peoples Bank Employees and Directors
Subject:	Today’s Announcement
Date:	Tuesday, July 21, 2026

All -

Today’s announcement marks an important milestone in Peoples Bank’s history, and I know that it will take time to process the information and changes ahead. While change often comes with a degree of uncertainty, it also creates new opportunities for growth, development, and long-term success for all of our stakeholders.

As we discussed earlier today, First Financial Bank is highly respected within our industry and has a strong track record of growth throughout the Midwest. Partnering with First Financial is a tremendous opportunity for us to continue building on Peoples Bank’s legacy while strengthening our commitment to our employees, customers, shareholders, and the communities we serve.

Hearing from First Financial’s leadership directly will help you all get a better sense of how well our organizations fit together, and what’s ahead of us as we work to successfully bring our companies together. We will be holding another town hall tomorrow and encourage everyone who can to be here to meet with members of First Financial Bank’s leadership team, who will be joining us in person. Archie Brown, CEO of First Financial, will join remotely, but will be onsite with us the following week. For those of you who cannot attend in person, we will have a Teams link provided. Sarah will be sending the meeting invite out shortly.

Both organizations understand that many of you have questions about what this means for your individual roles and teams. Providing answers and clarity as quickly as possible is a top priority, and we will begin sharing more information during tomorrow’s discussion. In the meantime, internal employee FAQs that may help answer some of your immediate questions are linked here: Employee FAQ Handout.

In the event you receive customer calls regarding this announcement, an FAQ document is available on our website at ibankpeoples.com/first-financial-merger and includes answers to many of the most common questions related to this announcement. An email to customers will be sent tomorrow morning, and printed tube fliers with information as well as a fact sheet about First Financial will be distributed to our Banking Centers shortly so they can be shared with customers as needed. Customers will also receive a letter in the mail within the next week or so.

Together, we have made an incredible impact on our customers and communities over the course of more than a century. This is a bittersweet moment for all of us; it does not change the hard work everyone has put in, especially over the last few years. I am incredibly proud of what this team has accomplished in the face of adversity, and while changes are ahead, I find it comforting to know that a bank as successful as First Financial values what we have built so highly. You all have given me strength and energy, and you will forever have my gratitude for what you have done for those we serve.

Thank you for your patience and continued dedication during this exciting time. I look forward to speaking with you more tomorrow, introducing you to the First Financial team, and sharing more about the opportunities ahead.

Ben

BENJAMIN BOCHNOWSKI

CEO

Phone: 219.853.7575

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this document constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the proposed transaction, including (i) regarding the outlook and expectations of First Financial and Finward, respectively, with respect to the proposed transaction, (ii) the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), (iii) the timing of the closing of the proposed transaction, and (iv) the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualifying words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of First Financial or Finward or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•

the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the possibility that the proposed transaction does not close when expected or at all because required regulatory approvals, the approval by Finward’s shareholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against First Financial or Finward;

•

the possibility that the anticipated benefits of the proposed transaction, including anticipated synergies and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which First Financial and Finward operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•

the impact of purchase accounting with respect to the proposed transaction, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•

potential adverse reactions of First Financial’s or Finward’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	a material adverse change in the financial condition of First Financial or Finward;

•	changes in First Financial’s share price before closing;

•	risks relating to the potential dilutive effect of shares of First Financial’s common stock to be issued in the proposed transaction;

•	general competitive, economic, political and market conditions;

•	the ability to retain key employees, management personnel and other associates of First Financial and Finward following announcement or consummation of the proposed transaction;

•	major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; and

•

other factors that may affect future results of First Financial or Finward, including, among others, changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates; deposit flows; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board, the Ohio Division of Financial Institutions, the Indiana Department of Financial Institutions, and any other state or federal legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause First Financial, Finward, or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm the results of First Financial, Finward, or the combined company.

Although each of First Financial and Finward believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of First Financial or Finward (as related to the proposed transaction) will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in each of First Financial’s and Finward’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2025, quarterly reports on Form 10-Q, and other documents subsequently filed by First Financial and Finward with the Securities Exchange Commission (“SEC”). The actual results anticipated for the proposed transaction or First Financial’s operations may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on First Financial, Finward or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. First Financial and Finward urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by First Financial and Finward. Forward-looking statements speak only as of the date they are made, and First Financial and Finward undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between First Financial and Finward. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Important Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, First Financial intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of First Financial common stock to be issued in connection with the proposed transaction. The Registration Statement will include a proxy statement of Finward and a prospectus of First Financial (the “Proxy Statement/Prospectus”), and First Financial and Finward may file with the SEC other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST FINANCIAL, FINWARD AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about First Financial and Finward, may be obtained, free of charge, at the SEC’s website (www.sec.gov) when they are filed. Copies of documents filed with the SEC by First Financial will be made available free of charge in the “Investor Relations” section of First Financial’s website, https://www.bankatfirst.com/about/investor-relations.html. Copies of documents filed with the SEC by Finward will be made available free of charge in the “Investor Relations” section of Finward’s website, https://www.investorrelations.ibankpeoples.com. The information on First Financial’s and Finward’s websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in Solicitation

Finward and its directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the Merger. Information concerning Finward’s participants is set forth in the Proxy Statement, dated April 3, 2026, for Finward’s 2026 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the participants in the solicitation of proxies in respect of the proposed transaction and interests of participants of Finward in the solicitation of proxies in respect of the Merger will be included in the Registration Statement and Proxy Statement/Prospectus to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.